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                                                Filed pursuant to Rule 424(b)(3)
                                                as supplement to Prospectus
                                                dated February 5, 1998,
                                                Registration No. 333-45321


                           ACCENT COLOR SCIENCES, INC.

                              PROSPECTUS SUPPLEMENT
                                       TO
                        PROSPECTUS DATED FEBRUARY 5, 1998


         Effective November 30, 1999, the Company and each of the two remaining holders of its Series B Convertible Preferred Stock (the "Series B Stock") agreed to modify certain of the terms of the Series B Stock, as originally set forth in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (the "Designation'), filed as an exhibit to the Registration Statement as set forth below:

         (a) The 6% annual premium on the Series B Stock ceased to accrue as of the close of business on November 30, 1999;

         (b) As of such time, the liquidation preference amount of the Series B Stock became fixed at $1,000 plus the then accrued annual premium from the date of issuance;

         (c) The conversion price became fixed at the conversion price of the Company's Series C Convertible Preferred Stock (the "Series C Stock"), of $.40 per share, subject to adjustment in the case of stock splits, recapitalizations or the like in accordance with the terms of the Series C Stock;

         (d) All rights and obligations of both the Company and holders of Series B Stock concerning voluntary or involuntary redemption of shares of Series B Stock were terminated, provided that the holders of Series B Stock shall be entitled to such redemption rights as may apply with respect to the Series C Stock (currently, neither the Company nor the holders of Series C Stock are entitled to any redemption rights with respect to the Series C Stock);

         (e) Certain limitations on activities of the Company and rights of approval of the holders of Series B Stock were terminated;

         (f) All remedies of the holders of Series B Stock were terminated except for remedies similar to remedies available to holders of Series C Stock;

         (g) The limitation set forth in the Designation on the number of shares of Common Stock into which Series B Stock may be converted by a given holder at one time was retained and shall continue to apply;
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         (h)      The holders of Series B Stock shall rank, in right of payment, pari passu with the holders of Series C Stock with respect to both dividends and payments upon liquidation; and

         (i) No transfer of shares of Series B Stock shall be permitted unless the transferee agrees to such modifications of the Designation.

         The effect of the modifications to the Designation was to cause the relative rights and preferences of the holders of Series B Stock to become similar to the rights and preferences of the holders of Series C Stock.

         The following table sets forth and modifies certain information previously set forth in the Registration Statement, concerning the holdings of the Selling Stockholders participating in this offering as of November 30, 1999:


                                                  Beneficially          Shares to be
                                                 Owned Prior to          Sold in the          Shares Owned After
         Name of Selling Stockholder            the Offering (1)          Offering            the Offering (1)(2)

RGC International Investors, LDC                1,451,762 (3)(6)         1,451,762                     0

Zanett Lombardier, Ltd.                         4,192,914 (4)(6)         4,192,914                     0

The Zanett Securities Corporation                 115,385 (5)(6)           115,385                     0

  (1) Except as set forth in footnote (6) below, beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. Shares of Common Stock subject to warrants currently exercisable or exercisable within 60 days of November 30, 1999 are deemed outstanding for computing the beneficial ownership of the person holding such warrants but are not deemed outstanding for computing the beneficial ownership of any other person. The persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

  (2)    Assumes all Shares offered hereby are sold in the Offering.

  (3) Includes 166,667 shares of Common Stock issuable upon exercise of Warrants.

  (4) Includes 129,333 shares of Common Stock issuable upon exercise of Warrants.

  (5) Includes 115,385 shares of Common Stock issuable upon exercise of Warrants.

  (6) The number of shares of Common Stock set forth in the table represents the number of shares of Common Stock to be offered by the Selling Stockholders, based on the number of shares of Common Stock that would have been issuable upon conversion of the Series





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         B Stock at a conversion price of $.40 (5,088,350 shares). In addition, the Registration Statement also covers such additional number of shares of Common Stock as may be issued or issuable by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416. Pursuant to the terms of the Series B Stock and the Warrants, the shares of Series B Stock and the Warrants are convertible or exercisable by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Series B Stock or unexercised portions of the Warrants) would not exceed 4.99% of the then outstanding Common Stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of Shares set forth in the table for a Selling Stockholder may exceed the number of Shares that such Selling Stockholder could own beneficially at any given time through such Selling Stockholder's ownership of the Series B Stock and the Warrants. In that regard, beneficial ownership of such Selling Stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

         The date of this Prospectus Supplement is December 8, 1999.







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